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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 – 66784

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 AND ENDING DECEMBER 31, 2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

MERIDIAN EQUITY PARTNERS, INC.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

40 Wall Street,   c/o Accounting and Compliance International

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New York   NY   10005

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Guttenberg   TEL 212-668-8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAsLLP

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132 Nassau Street, Suite 1023   New York   NY   10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 3 2014
REGISTRATIONS BRANCH
16

OATH OR AFFIRMATION

I, *JONATHAN D. CORPINA*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *MERIDIAN EQUITY PARTNERS, INC. as of Dec 31, 2013*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

X ~~Jonathan D Corpina~~
Signature

~~President~~
Title

X ~~Margery N Murriel~~
Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERIDIAN EQUITY PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 489,362
Due from broker	317,971
Commissions receivable	274,066
Furniture, fixtures and leasehold improvements net of accumulated depreciation and amortization of $299,279 (Note 2d)	29,230
Other assets	145,373
Total assets	$ 1,256,002

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	385,187
Total liabilities	385,187

Commitments and Contingencies (Note 4)

Stockholders' equity (Note 6)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	$ 50,520
Additional paid-in capital	168,000
Retained earnings	789,305
Less: Treasury stock	(137,010)
Total stockholders' equity	870,815
Total liabilities and stockholders' equity	$ 1,256,002

The accompanying notes are an integral part of this statement

Note 1 - Nature of Business

Meridian Equity Partners, Inc. (The "Company") is a New York State corporation
formed for the purpose of conducting business on the floor of the New York Stock Exchange
("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange
Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the
Securities and Exchange Commission and, accordingly, is exempt from the remaining
provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that
the Company clears all transactions on behalf of customers on a fully disclosed basis with a
clearing broker/dealer, and promptly transmits all customer funds and securities to the
clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the
customers and maintains and preserves all related books and records as are customarily kept
by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on
a trade date basis. Commission income and related income and expense are recorded on a
settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the
Internal Revenue Code and New York State tax regulations. Under the provisions, the Company
does not pay federal or state corporate income taxes on its taxable income. Instead, the
stockholder is liable for individual income taxes on his respective share of the Company's
taxable income. The Company continues to pay New York City general corporation taxes.

c) Cash and Cash Equivalents
The Company considers demand deposited money market funds to be cash equivalents.
The Company maintains cash in bank account which, at times may exceed federally insured
limits or where no insurance is provided. The Company has not experienced any losses in such
accounts and does not believe it is exposed to any significant credit risk on cash and cash
equivalents.

d) Fixed Assets
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using
the straight-line methods. Organization expense is amortized over five years using
the straight-line method.

MERIDIAN EQUITY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

e) **Use of Estimates**

Management uses estimates and assumptions in preparing financial statements.
Those estimates and assumptions affect the reported amounts of assets and liabilities,
and the reported amounts of revenues and expenses.

f) **Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2014
and February 3, 2014, which is the date the financial statements were available to be issued,
for possible disclosure and recognition in the financial statements.

Note 3 - **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible
Contributions to the plan, if any, are determined by the employer and come out of its
current accumulated profits. The employer's contribution for any fiscal year shall not exceed
the maximum allowable as a deduction to the employer under the provisions of the IRS
Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan as of December 31, 2013.was $7,204.

Note 4 - **Commitments**

Office Lease

The Company leases its premises under a lease expiring on June 30, 2014. The
Company's minimum rental commitment, at December 31,2013 is as follows:

2014	$	81,046

The Company has established a standby letter of credit in the amount of
$76,366, which is collateralized by a certificate of deposit to secure this lease.

Note 5 - **Financial Statements with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), and CFTC Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company had net capital of $554,103 which was $509,103 in excess of its required net capital of $45,000. The Company's net capital ratio was 69.52%.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Meridian Equity Partners, Inc.
c/o Accounting and Compliance International
40 Wall Street, 17th Floor
New York, NY 10005

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Equity Partners, Inc., (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Meridian Equity Partners, Inc., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 3, 2014